Exhibit 99.1

Maris-Tech Introduces New Compact Edge AI Fiber Optics Platform for Drone Payloads

New ultra-compact solution designed for fiber optics-controlled loitering munitions and surveillance drones combines AI,
advanced video processing, and low-SWaP architecture

Rehovot, Israel, May 26, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced the introduction of a new ultra-compact platform designed specifically for advanced drone payloads and fiber optics-controlled aerial systems (the “New Platform” or the “Platform”).

Developed to address the operational requirements of a leading international defense contractor, the New Platform integrates advanced video processing and AI capabilities into an extremely small form factor optimized for modern drone environments.

The Platform utilizes a powerful System on Chip featuring multimedia and AI capabilities while supporting direct integration with relatively low-cost Mobile Industry Processor Interface cameras. Its compact, low Size, Weight, and Power (“SwaP”) architecture enables deployment across a wide range of aerial platforms where payload size and operational efficiency are critical.

A key feature of the Platform is its dedicated fiber optics connectivity interface, designed to support secure, high-bandwidth, low-latency video and data transmission for fiber optics-controlled drone operations.

“Fiber optics-controlled drone systems are becoming essential for loitering munitions and tactical surveillance,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We identified this growing market need early and moved to develop a mission-ready solution that combines advanced edge AI, video intelligence, and compact deployment capabilities. We believe this New Platform positions Maris-Tech to support the next generation of resilient drone technologies being adopted by leading defense organizations worldwide.”

For more information, visit www.maris-tech.com.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discusses the benefits, advantages and capabilities of the New Platform, the perceived market need for fiber optics-controlled drone systems and its belief that the New Platform positions Maris-Tech to support the next generation of resilient drone technologies being adopted by leading defense organizations worldwide. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause its actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com